ANNEX C




                                 [LETTERHEAD OF
                                  ADVEST, INC.]



                                February 7, 1996

Confidential

Board of Directors
The Seibels Bruce Group, Inc.
1501 Lady Street
Columbia, South Carolina 29201



Members of the Board:


The Seibels Bruce Group, Inc. ("Seibels" or the "Company") and Charles H. Powers and his son, Walker S. Powers ("the Powers"), entered into an agreement dated as of January 30, 1996 ("the Agreement"), under which the Powers will invest $6,250,000 in Seibels through the purchase of 6,250,000 shares of newly issued registered Common Stock at a price of $1.00 per share.


The transaction will be completed pursuant to the following structure: the Powers will purchase 6,250,000 shares of newly issued Common Stock of Seibels for $1.00 per share for a total consideration of $6,250,000. The cash consideration will be contributed by Seibels directly to its subsidiary South Carolina Insurance Company ("SCIC"), to increase SCIC's statutory surplus from $5,895,603 as of September 30, 1995 to $12,145,603. The transaction will increase the GAAP accounting basis surplus of Seibels from $7,536,134, or $ 0.45 per currently outstanding common share, at September 30, 1995 to $13,786,134 or $ 0.60 per share, based on the pro-forma number of shares outstanding.

These shares purchased by the Powers will represent a 27.15% ownership interest in the Company.

The Powers, at closing, will also be issued options to purchase additional shares on the following basis.


(i) 3,125,000 shares at a price of the greater of per share common book value, or $1.50 per share, at any time until December 31, 1998, and;



(ii) 3,125,000 shares at a price of the greater per share common book value or $2.00 per share, at any time until December 31, 2000.



For the issuance in (i) and (ii) an increase in the number of authorized shares of common stock issuable by Seibels would need approval from the appropriate constituencies. Exercise of all of these options would give the Powers a 42.7% ownership share of the Company, if no other shares were issued.



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The rights and  privileges  of shares  issuable  to the  Powers,  currently  and ultimately, under the transaction would not be constrained in any way by the Stock Purchase Agreement, or any other accord, except that the transfer or resale of the shares would be limited by Rule 144 of the Securities and Exchange Act. In consideration for their investment the Powers would be given permission to appoint two nominees to the Seibels Board of Directors, of a total of twelve members to be seated.

The Powers proposal comes after a period of six months during which the Company received a number of investment and acquisition offers, and has been accepted by the Seibels Board of Directors as being preferable to each and all of these other proposals.

You have asked us whether, in our opinion, the financial terms of the transaction, taken as a whole, are fair from a financial point of view to the Company and its shareholders.

In arriving at the opinion set forth below, we have, among other things: reviewed the Agreement; reviewed audited financial information for the four years ended December 31, 1994, as well as unaudited financial information for the quarter and nine months ended September 30, 1995 for Seibels; reviewed the loss and claims reserves analyses of Seibels by independent actuarial consulting firms; reviewed Seibels' securities and investments; reviewed the Stock Purchase Agreement and the documents relating to the investment of Abdullatif Ali Alissa Est. and Saad A. Alissa in Seibels; personally attended several meetings of the Seibels Board of Directors; reviewed summary personal business and financial information of the Powers; discussed a prospective investment in or purchase of Seibels with some 25 insurance, financial services and investment companies during a six month period commencing in April, 1995; analyzed and reviewed each of the various offers Seibels received from other insurers, financial companies, and investors to purchase stock, insert assets, or in other manner achieve ownership in, or acquire, Seibels; reviewed comparative financial and operating data in the insurance industry and other institutions which were deemed to be reasonably similar to the Company; reviewed certain insurance company mergers and acquisitions on both a regional and nationwide basis, and compared the proposed cash investment with the financial terms of certain other mergers and acquisitions; conducted discussions with senior management of the company concerning its business, problems, prospects, and financial needs; independently analyzed the financial condition and needs of the company; and reviewed such other financial information, studies and analyses, and performed such other investigations and took into account such other matters as we deemed necessary.

In preparing this opinion we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company and others, and we have not independently verified such information nor have we undertaken an independent appraisal of the assets or liabilities of the Company as part of our engagement. The Company has agreed to pay Advest a fee for delivery of this opinion letter. This opinion is necessarily based upon circumstances and conditions as they exist and can be evaluated by us as of the date of this letter. We have assumed for purposes of this opinion that there has been no material changes in the financial condition of the Company from that existing on September 30, 1995.


In reliance upon and subject to the foregoing it is our opinion that, as of the date hereof, the financial terms of the investment, taken as a whole, are fair from a financial point of view to the Company and its shareholders.


                                Very truly yours,



                                Alexander M. Clark
                                Managing Director




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